SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

Hudson Valley Holding Corp.

(Name of Issuer)

Common Stock, Par Value $0.20 Per Share

(Title of Class of Securities)

444172100
(CUSIP Number)

Matthew Lindenbaum
Basswood Capital Management, L.L.C.
645 Madison Avenue, 10th Floor
New York, NY 10022
(212) 521-9500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(with copies to)
Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

October 2, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 444172100		Page 2 of 20 Pages
1		NAME OF REPORTING PERSON Basswood Capital Management, L.L.C.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,925,074 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,925,074 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,925,074 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.67%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 444172100		Page 3 of 20 Pages
1		NAME OF REPORTING PERSON Basswood Partners, L.L.C.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 290,604 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 290,604 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 290,604 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 444172100		Page 4 of 20 Pages
1		NAME OF REPORTING PERSON Basswood Enhanced Long Short GP, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 739,423 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 739,423 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 739,423 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 444172100		Page 5 of 20 Pages
1		NAME OF REPORTING PERSON Basswood Opportunity Partners, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 154,768 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 154,768 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 154,768 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.78%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 444172100		Page 6 of 20 Pages
1		NAME OF REPORTING PERSON Basswood Financial Fund, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 81,181 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 81,181 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,181 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.41%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 444172100		Page 7 of 20 Pages
1		NAME OF REPORTING PERSON Basswood Financial Fund, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 118,662 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 118,662 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,662 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.60%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 444172100		Page 8 of 20 Pages
1		NAME OF REPORTING PERSON Basswood Financial Long Only Fund, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 54,655 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,655 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,655 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.27%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 444172100		Page 9 of 20 Pages
1		NAME OF REPORTING PERSON Basswood Enhanced Long Short Fund, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 739,423 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 739,423 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 739,423 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.71%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 444172100		Page 10 of 20 Pages
1		NAME OF REPORTING PERSON Basswood Opportunity Fund, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 90,629 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 90,629 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,629 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.46%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 444172100		Page 11 of 20 Pages
1		NAME OF REPORTING PERSON Main Street Master, Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 685,756 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 685,756 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 685,756 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.45%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 444172100		Page 12 of 20 Pages
1		NAME OF REPORTING PERSON Matthew Lindenbaum
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,925,074 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,925,074 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,925,074 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.67%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 444172100		Page 13 of 20 Pages
1		NAME OF REPORTING PERSON Bennett Lindenbaum
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,925,074 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,925,074 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,925,074 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.67%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.                                Security and the Issuer

This Schedule 13D relates to the common stock, par value $0.20 per share (the “Common Stock”), of Hudson Valley Holding Corp., a Delaware corporation (the “Issuer”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The address of the Issuer’s principal executive offices is 321 Scarsdale Road, Yonkers, New York 10707.

Item 2.                                Identity and Background

(a)	This Schedule 13D is being filed on behalf of:

(i)
Basswood Capital Management, L.L.C. (the “Management Company”), Basswood Partners, L.L.C. (“Basswood Partners”), Basswood Enhanced Long Short GP, LLC (“Basswood Long Short GP”), each a Delaware limited liability company;

(ii)
Basswood Opportunity Partners, LP, Basswood Financial Fund, LP, Basswood Enhanced Long Short Fund, LP, Basswood Financial Long Only Fund, LP, each a Delaware limited partnership, Basswood Opportunity Fund, Inc., Basswood Financial Fund, Inc., Main Street Master, Ltd., each a Cayman Islands corporation, (collectively, the “Funds”); and

(iii)	Matthew Lindenbaum and Bennett Lindenbaum.

The Funds directly own shares of Common Stock.  The Management Company is the investment manager or adviser to the Funds and may be deemed to have beneficial ownership over the Common Stock directly owned by the Funds by virtue of the authority granted to it by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock held by the Funds.  Basswood Partners is the general partner of each of Basswood Opportunity Partners, LP, Basswood Financial Fund, LP and Basswood Financial Long Only Fund, LP and may be deemed to have beneficial ownership over the Common Stock directly owned by such Funds by virtue of its position as general partner.  Basswood Long Short GP is the general partner of Basswood Enhanced Long Short Fund, LP and may be deemed to have beneficial ownership over the Common Stock directly owned by such Fund by virtue of its position as general partner. Matthew Lindenbaum and Bennett Lindenbaum are the managing members of the Management Company and control the business activities of the Management Company.  The Management Company, Basswood Partners, Basswood Long Short GP, the Funds, Matthew Lindenbaum and Bennett Lindenbaum may be referred to herein as the “Reporting Persons”.

(b)  The address of the principal business and principal office of each of the Reporting Persons is 645 Madison Avenue, 10th Floor, New York, New York 10022.

(c)  The principal business of the Management Company is to serve as investment manager or adviser to the Funds, and to control the investing and trading in securities of the Funds.  The principal business of each of Basswood Partners and Basswood Long Short GP is to serve as the general partner to the applicable Funds.  The principal business of each of the Funds is the investing and trading in securities.  The principal business of each of Matthew Lindenbaum and Bennett Lindenbaum is to act as the managing member of each of the Management Company, Basswood Partners and Basswood Long Short GP.

(d)  None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Each of Matthew Lindenbaum and Bennett Lindenbaum is a citizen of the United States of America.

Item 3.                                 Source and Amount of Funds or Other Consideration.

The Funds expended an aggregate of $32,507,784  (including commissions, if any) to acquire the 1,925,074 shares of Common Stock beneficially owned by them.  The Funds effect purchases of securities primarily through margin accounts maintained for them with each of J.P. Morgan Securities LLC, Morgan Stanley & Co., Goldman Sachs &Co. and BNP Paribas Prime Brokerage, which may extend margin credit to the Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm’s credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.                      Purpose of Transaction.

The purpose of the acquisition of the shares by the Management Company for each of the Funds is for investment.

On October 2, 2013, representatives of the Management Company met with members of the Issuer’s senior management at the invitation of the Issuer.  At the meeting, the Issuer’s management made a presentation to the Management Company about the Issuer’s business, and the parties discussed various aspects of the Issuer’s business.  Toward the end of the meeting, the Management Company representatives requested that a representative of the Management Company be included on the Issuer’s board of directors.  The members of the Issuer’s management present at the meeting indicated that they would bring the request to the attention of Issuer’s board of directors.

The Reporting Persons may make further acquisitions of Common Stock from time to time or dispose of any or all of the shares of Common Stock beneficially owned by the Funds at any time.  Any such acquisition or disposition may be effected through privately negotiated transactions, in the open market, in block transactions or otherwise.  In addition, the Reporting Persons may enter into hedging or derivative transactions with respect to the securities of the Issuer, including shares of Common Stock beneficially owned by them.  Any determination to acquire or dispose of securities of the Issuer will depend on a number of factors, including the Issuer’s business and financial position and prospects, other developments concerning the Issuer, the price levels of the Common Stock, general market and economic conditions, the availability of financing and other opportunities available to the Reporting Persons.

Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.  Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

Item 5.                                Interest in Securities of the Issuer.

(a)           As of the date of this Schedule 13D, each of the Reporting Persons beneficially owns shares of Common Stock in such numbers as set forth on the cover pages of this Schedule 13D.  The total number of shares each of the Reporting Persons beneficially owns represents such percentages as set forth on the cover pages to this Schedule 13D of the Common Stock outstanding.  The percentages used in this Schedule 13D are calculated based upon the 19,905,645 shares of Common Stock outstanding as of August 1, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013.

(b)           The Management Company, Matthew Lindenbaum and Bennett Lindenbaum share voting and dispositive power over the 1,925,074 shares of Common Stock held directly by the Funds.  Basswood Partners, the Management Company, Matthew Lindenbaum and Bennett Lindenbaum share voting and dispositive power over the 290,604 shares of Common Stock held directly by Basswood Opportunity Partners, LP, Basswood Financial Fund, LP and Basswood Financial Long Only Fund, LP.  Basswood Long Short GP, the Management Company, Matthew Lindenbaum and Bennett Lindenbaum share voting and dispositive power over the 739,423 shares of Common Stock held directly by Basswood Enhanced Long Short Fund, LP.   By virtue of the relationships among the Reporting Persons, as described in this Schedule 13D, the Reporting Persons may be deemed to be a “group” under the Federal securities laws. Except as otherwise set forth in this Schedule 13D, each Fund expressly disclaims beneficial ownership of any of the shares of Common Stock beneficially owned by any other Reporting Person, and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any Fund is a beneficial owner of any shares not directly held by such Fund.

           (c)           Set forth on Schedule I hereto are all transactions in the Common Stock effected during the past sixty days by the Reporting Persons.

(d)           Other than the Funds that directly hold shares of Common Stock, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of such shares of Common Stock.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.                                Material to be filed as Exhibits.

1.	Exhibit 99.1 - Joint Filing Agreement, dated as of October 15, 2013

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2013	BASSWOOD CAPITAL MANAGEMENT, L.L.C.

	By:	/s/ Matthew Lindenbaum
Name: Matthew Lindenbaum Title: Managing Member

Dated: October 15, 2013	BASSWOOD PARTNERS, L.L.C. By: Basswood Capital Management, L.L.C.

	By:	/s/ Matthew Lindenbaum
Name: Matthew Lindenbaum Title: Managing Member

Dated: October 15, 2013	BASSWOOD ENHANCED LONG SHORT GP, LLC By: Basswood Capital Management, L.L.C.

	By:	/s/ Matthew Lindenbaum
Name: Matthew Lindenbaum Title: Managing Member

Dated: October 15, 2013	BASSWOOD OPPORTUNITY PARTNERS, LP By: Basswood Capital Management, L.L.C.

	By:	/s/ Matthew Lindenbaum
Name: Matthew Lindenbaum Title: Managing Member

Dated: October 15, 2013	BASSWOOD OPPORTUNITY FUND, INC. By: Basswood Capital Management, L.L.C.

	By:	/s/ Matthew Lindenbaum
Name: Matthew Lindenbaum Title: Managing Member

Dated: October 15, 2013	BASSWOOD ENHANCED LONG SHORT FUND, LP By: Basswood Capital Management, L.L.C.

	By:	/s/ Matthew Lindenbaum
Name: Matthew Lindenbaum Title: Managing Member

Dated: October 15, 2013	BASSWOOD FINANCIAL FUND, LP By: Basswood Capital Management, L.L.C.

	By:	/s/ Matthew Lindenbaum
Name: Matthew Lindenbaum Title: Managing Member

Dated: October 15, 2013	BASSWOOD FINANCIAL LONG ONLY FUND, LP By: Basswood Capital Management, L.L.C.

	By:	/s/ Matthew Lindenbaum
Name: Matthew Lindenbaum Title: Managing Member

Dated: October 15, 2013	BASSWOOD FINANCIAL FUND, INC. By: Basswood Capital Management, L.L.C.

	By:	/s/ Matthew Lindenbaum
Name: Matthew Lindenbaum Title: Managing Member

Dated: October 15, 2013	MAIN STREET MASTER, LTD. By: Basswood Capital Management, L.L.C.

	By:	/s/ Matthew Lindenbaum
Name: Matthew Lindenbaum Title: Managing Member

Dated: October 15, 2013		/s/ Matthew Lindenbaum
Matthew Lindenbaum

Dated: October 15, 2013		/s/ Bennett Lindenbaum
Bennett Lindenbaum

SCHEDULE I

This Schedule sets forth information with respect to each purchase and sale of shares of Common Stock which was effectuated by a Reporting Person during the past sixty days.  Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Fund	Trade Date	Shares Purchased (Sold)	Price Per Share ($)
Basswood Opportunity Partners, LP	9/4/2013	(469)	18.25
Basswood Opportunity Partners, LP	10/1/2013	(2,869)	18.69
Basswood Financial Fund, LP	10/1/2013	(1,464)	18.69
Basswood Financial Long Only Fund, LP	9/3/2013	717	18.55
Basswood Financial Long Only Fund, LP	10/1/2013	35,000	18.75
Basswood Financial Long Only Fund, LP	10/1/2013	5,618	18.84
Main Street Master, Ltd.	9/11/2013	1,700	18.56
Main Street Master, Ltd.	9/11/2013	35,000	18.55
Main Street Master, Ltd.	10/1/2013	80,000	18.96